April __, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Sterling
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re: TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
File Nos.: 333-62298, 811-10401

Dear Ms. Sterling:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of March 26, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 176 to its registration statement, filed on behalf of its series, the Morgan Dempsey Small/Micro Cap Value Fund (the “Fund”).  PEA No. 176 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on February 10, 2010 for the purpose of adding the Fund as a new series to the Trust.  The Trust is filing this PEA No. ___ under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.  In addition, the Trust has attached hereto as Appendix A the applicable sections of the Prospectus showing the revisions made in accordance with the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

General Comment

Comment 1:
If the Fund will be using the summary prospectus, please provide for the Staff’s review the legend that will appear on the summary prospectus, as required under Rule 498(b)(1)(v) under the Securities Act of 1933, as amended.

Response:	If the Fund determines to use the summary prospectus in the future, the Fund intends to include the following legend on the cover page or at the beginning of the summary prospectus:

“Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks.  You can find the Fund’s prospectus and other information about the Fund, including its statement of additional information, online at www.morgandempseyfunds.com.  You may also obtain this information at no cost by calling 877-642-7227 or by sending an e-mail request to [email address].  The Fund’s prospectus and statement of additional information, both dated April 30, 2010, are incorporated by reference into this Summary Prospectus.”

Prospectus – Summary Section – Principal Investment Strategies

Comment 2:
Please clarify whether the Fund’s market capitalization restrictions discussed in this section also apply to the Fund’s investments in other investment companies and exchange traded funds (“ETFs”) that invest in equity securities.

Response:	The Trust responds by revising the relevant disclosure in this section, as shown in Appendix A attached hereto, to read as follows:

“Under normal market conditions, at least 80% of the Fund’s net assets, plus the amount of any borrowings for investment purposes, will be invested in common stocks and other equity securities of micro-cap and small-cap companies.  In addition to common stocks, equity securities may also include preferred stocks, convertible debt securities, derivative securities, swaps and synthetic instruments, and other investment companies and exchange-traded funds (“ETFs”) that invest in equity securities of micro-cap and small-cap companies.”

Prospectus – Summary Section – Fees and Expenses of the Fund

Comment 3:
Considering the Fund’s ability to invest in other investment companies and ETFs as a principal strategy, please confirm whether the Fund is required to include Acquired Fund Fees and Expenses (“AFFE”) as a separate line item.

Response:
The Trust responds by stating supplementally that the Fund does not expect AFFE in its first year of operations to exceed 0.01% of the Fund’s average net assets, and as such has included estimated AFFE in the “Other Expenses” line item as permitted by Instruction 3(f)(i) to Item 3 of Form N-1A.

1

Prospectus – Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Principal Risks

Comment 4:	The Staff notes that the first sentence under “Small- and Micro-Cap Company Risk” is a fragment.

Response:	The Trust responds by revising the applicable sentence, as shown in Appendix A attached hereto, to read as follows:

“Generally, small- and micro-cap and less seasoned companies have more potential for rapid growth than larger, more established, companies.”

Prospectus – Management of the Fund – Prior Performance of Similar Accounts

Comment 5:
The Staff notes that disclosure under the heading “Portfolio Manager” states that Mr. Rafn joined Morgan Dempsey Capital Management, LLC (the “Adviser”) in October 2003.  The Staff further notes that disclosure under the heading “Prior Performance of Similar Accounts” states that Mr. Rafn has managed the Adviser’s composite accounts since June 30, 2002.  Please clarify the discrepancy suggested by the statement that Mr. Rafn has managed the composite accounts since a date prior to his employment with the Adviser.

Response:
The Trust responds by stating supplementally that Mr. Rafn continuously served as the sole portfolio manager of the Composite, beginning in June 2002.  From June 2002 to October 2003, Mr. Rafn managed the accounts comprising the Composite while operating his own investment management firm, Sparta Capital, LLC, which he formed to manage family assets.  When Mr. Rafn joined Morgan Dempsey Capital Management in October 2003, he brought with him the accounts comprising the Composite and continued to serve as the portfolio manager to all accounts comprising the Composite.  The Trust further responds by revising the disclosure in this section, as shown in Appendix A attached hereto, to include the following statement:

“From June 2002 to October 2003, the Fund’s portfolio manager managed the accounts comprising the Composite while he was employed at Sparta Capital, LLC, an investment management firm he founded to manage family assets.  In October 2003, the Fund’s portfolio manager joined the Adviser and continued to manage all accounts comprising the Composite.”

I trust that the Trust’s responses set forth above adequately address your comments.  If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers

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Appendix A
Morgan Dempsey Small/Micro Cap Value Fund
Prospectus - Summary Section – Principal Investment Strategies, beginning on page 1 - revision per Comment 2:

Principal Investment Strategies

To achieve its investment objective, the Fund intends to invest in companies with micro- and small-size market capitalizations (“micro-cap” and “small-cap” companies).  The Fund currently defines micro-cap companies as companies with market capitalizations between $30 million and $500 million and small-cap companies as companies with market capitalizations between $500 million and $3 billion.  Under normal market conditions, at least 80% of the Fund’s net assets, plus the amount of any borrowings for investment purposes, will be invested in common stocks and other equity securities of micro-cap and small-cap companies.  In addition to common stocks, equity securities may also include preferred stocks, convertible debt securities, derivative securities, swaps and synthetic instruments, and other investment companies and exchange-traded funds (“ETFs”) that invest in equity securities of micro-cap and small-cap companies.  The Fund may also sell shares of equity securities or ETFs short for hedging purposes.

The Fund’s investment adviser, Morgan Dempsey Capital Management, LLC (the “Adviser”), uses disciplined, fundamental, bottom-up research to select investments for the Fund’s portfolio from the universe of small-cap and micro-cap companies.  The Adviser seeks to identify companies that trade at significant discounts to what the Adviser believes to be their intrinsic value, and that possess a material catalyst that may trigger a long-term, sustainable growth in value.  In addition to favorable valuations at the time of purchase, companies in which the Fund will invest will have strong balance sheets with liquidity and solvency characteristics that provide a margin of safety.  The Fund invests in companies with increasing intrinsic values, which allow the Fund’s holdings to grow and build value over long periods of time.

Appendix A

Morgan Dempsey Small/Micro Cap Value Fund
Prospectus – Principal Risks, Page 5 - revision per Comment 4 shown in italic text:

Principal Risks

Small- and Micro-Cap Company Risk.  Generally, small- and micro-cap and less seasoned companies have more potential for rapid growth than larger, more established companies.  They also often involve greater risk than large- or mid-cap companies, and these risks are passed on to the Fund.  These small-cap companies may not have the management experience, financial resources, product diversification and competitive strengths of large- or mid-cap companies, and, therefore, their securities tend to be more volatile than the securities of larger, more established companies.  Small- and micro-cap company stocks tend to be bought and sold less often and in smaller amounts than larger company stocks.  Because of this, if the Fund wants to sell a large quantity of a small-cap company’s stock, it may have to sell at a lower price than the Adviser might prefer, or it may have to sell in smaller than desired quantities over a period of time.

Appendix A

Morgan Dempsey Small/Micro Cap Value Fund
Prospectus – Management of the Fund - Prior Performance of Similar Accounts, Page 8 - revision per Comment 5 shown in italic text:

Prior Performance of Similar Accounts

The Fund recently commenced operations and, as a result, has no prior performance history.  The table below provides some indication of the risks of investing in the Fund by showing changes in the performance of the Adviser’s Small/Micro-Cap Value Composite (the “Composite”) and by comparing its performance with a broad measure of market performance.  The performance shown is the performance of all the Adviser’s fully discretionary private accounts managed using investment objectives, policies and strategies that are substantially similar to the investment strategies that the Adviser uses to manage the Fund.  The Composite has been managed by the Fund’s portfolio manager since its inception on June 30, 2002.  From June 2002 to October 2003, the Fund’s portfolio manager managed the accounts comprising the Composite while he was employed at Sparta Capital, LLC, an investment management firm he founded to manage family assets.  In October 2003, the Fund’s portfolio manager joined the Adviser and continued to manage all accounts comprising the Composite.  The Fund’s performance may not correspond with the performance of the discretionary private accounts comprising the Composite.

The composite returns were prepared by the Adviser in compliance with the Global Investment Performance Standards (GIPS); however, the Adviser's performance measurement processes have not been subject to an independent third-party verification.  The returns are calculated by the Adviser based on total return, including gains or losses plus income, after deducting all costs incurred by the accounts, and include reinvested dividends.  The private accounts comprising the Composite are subject to a typical management fee of 1.00% of assets.  If the private accounts comprising the Composite had been subject to the same fees and expenses as the Fund, the performance of the Composite may have been lower.  You should note that once the Fund has a performance history, it will compute and disclose its average annual total return using the standard formula set forth in rules promulgated by the SEC, which differs in certain respects from the methods used to compute total return for the Composite.  The performance of the Composite may have been lower had it been calculated using the standard formula promulgated by the SEC.  The private accounts comprising the Composite are not subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code of 1986, as amended.  Additionally, if applicable, such limitations, requirements and restrictions might have adversely affected the performance results of the Composite.  Past performance of the Composite is not necessarily indicative of the Fund’s future results.

The performance data set forth below is for the Composite and is not the performance results of the Fund.  This performance data should not be considered indicative of the Fund’s future performance.

Total Returns for the periods ending December 31, 2009:

	One Year	Three Years	Five Years	Since Inception (6/30/2002)
Composite (Net of Fees)	20.44%	4.71%	9.47%	14.87%
Russell 2000 Value Index	20.57%	-8.22%	-0.01%	9.04%
Russell Micro Value Index	17.50%	-12.74%	-3.55%	8.10%
Russell 2000 Index	27.19%	-4.96%	1.22%	9.59%